

May 22, 2012

Via E-mail
Bradley A. Ferguson
Chief Financial Officer
Earthlink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

   Re: **Earthlink, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 24, 2012
      Form 10-Q for the Quarterly Period Ended March 31, 2012
      Filed April 30, 2012
      File No. 001-15605

Dear Mr. Ferguson:

  We have reviewed your letter dated April 30, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 17, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 11. Income Taxes, page 18

1. Tell us what consideration you gave to explaining the nature of the 8.9% tax benefit for discrete items recognized in the three months ended March 31, 2012. Refer to ASC 740-270-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Highlights, page 29

2.   In response to prior comment 3, you indicate that your non-GAAP measure of "unlevered free cash flow" is a liquidity measure. Please ensure that future uses of such measure are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Specifically, you should include a discussion, with equal or greater prominence, of the most directly comparable GAAP measures when you present the non-GAAP liquidity measure. Confirm that you will present the three major categories of the statement of cash flows when unlevered free cash flow is discussed in your periodic and current reports.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief